UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           & #160; .)

Free translation from the original prepared in Spanish for publication in Argentina

EMDERSA Holding S.A.

Special Financial Statements

For the nine-month period

commenced January 1, 2013 and ended

September 30, 2013

Free translation from the original prepared in Spanish for publication in Argentina

EMDERSA Holding S.A.

Special Financial Statements

For the nine-month period

commenced January 1, 2013 and ended

September 30, 2013

Contents

Special Financial Statements
Special Balance Sheet	2
Notes	3

Auditors’ Report

Free translation from the original prepared in Spanish for publication in Argentina

EMDERSA Holding S.A.

Legal domicile:	Av. del Libertador 6363 – 12th Floor – City of Buenos Aires

Main business:	Investment
Special Financial Statements For the nine-month period commenced January 1, 2013 and ended September 30, 2013 Fiscal year No. 3 Stated in pesos

DATES OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE:
Of the By-laws:	November 29, 2011
Of the last amendment to the By-laws:	-
Registration number with the Regulatory Agency of Corporations:	29,399, Book 57 of Stock Corporations
Term of the corporation:	Through November 2, 2110

SHAREHOLDERS’ INFORMATION
Corporate name	Domicile	Main business	Interest in equity and percentage of votes
Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR)	Av. del Libertador 6363. City of Buenos Aires	Distribution and sale of electricity	100%
			100%

Capital STOCK (Note 4)
SHARES
Number	Class	Number of votes per share	Subscribed and paid-in
			$
78,341,997	Common, book-entry shares Face value $ 1 each	1	78,341,997

Free translation from the original prepared in Spanish for publication in Argentina

EMDERSA Holding S.A
Registration number with the Regulatory Agency of Corporations: 29,399, Book 57 of Stock Corporations
Special Balance Sheet
as of September 30, 2013 (Notes 1through 3)

	09.30.13		09.30.13
	$		$
ASSETS		LIABILITIES
CURRENT ASSETS		CURRENT LIABILITIES
Cash and banks (Note 5)	155	Accounts payable (Note 6)	28,570
Other assets available for		Other liabilities (Note 7)	2,897
sale (Note 12)	33,034,866	Borrowings (Note 8)	1,448,743
Total current assets	33,035,021	Total current liabilities	1,480,210
		Total liabilities	1,480,210
		SHAREHOLDERS' EQUITY	31,554,811
		TOTAL LIABILITIES AND
Total assets	33,035,021	SHAREHOLDERS' EQUITY	33,035,021

The accompanying notes and exhibits are an integral part of the financial statements.

Jaime Barba

President

Free translation from the original prepared in Spanish for publication in Argentina

EMDERSA Holding S.A.

Notes to the Special Financial Statements as of September 30, 2013

NOTE 1 – PURPOSE OF THESE SPECIAL FINANCIAL STATEMENTS AND THE COMPANY’S ACTIVITIES

These Special Financial Statements as of September 30, 2013 are issued by virtue of the preliminary merger agreement entered into by and between EDENOR and EMDERSA Holding S.A. (hereinafter “the Company”), and in compliance with the provisions of section 83 of Argentine Business Organizations Law No. 19,550, section 165 of General Resolution 7/05 of the Regulatory Agency of Corporations (Inspección General de Justicia), and other applicable legal regulations.

On October 7, 2013, the Company Board of Directors approved the proposal for the merger of EMDERSA Holding (as the absorbed company) with and into EDENOR (as the absorbing and surviving company), concluding that the merger into one single company, given the tax neutrality of the transaction, would be beneficial for both companies in order to optimize their resources, simplifying the administrative and operating structure. The reorganization would be effective as from October 1, 2013.

As of September 30, 2013, the accumulated deficit recorded by the Company consumes the reserves and 50% of capital stock; consequently, it is subject to compliance with the mandatory capital stock reduction established by section 206 of the Argentine Business Organizations Law. The Company Board of Directors is currently evaluating this situation according to that previously explained

These Special Financial Statements as of September 30, 2013 have been prepared for the consideration and approval of the merger by the Company Extraordinary Shareholders’ Meeting.

NOTE 2 – SPECIAL FINANCIAL STATEMENTS PRESENTATION

The significant accounting standards used by the Company in the preparation of these Special Financial Statements are detailed below:

2.1. Special financial statements preparation and presentation

Due to their specific purpose, these Special Financial Statements do not include the statement of income, the statement of changes in shareholders’ equity, the statement of cash flows, the presentation of comparatives figures, certain complementary information or certain disclosure aspects required by the generally accepted accounting principles.

Free translation from the original prepared in Spanish for publication in Argentina

EMDERSA Holding S.A.

Notes to the Special Financial Statements as of September 30, 2103 (Contd.)

NOTE 2 – SPECIAL FINANCIAL STATEMENTS PRESENTATION (Contd.)

2.1. Special financial statements preparation and presentation (Contd.)

These Special Financial Statements are stated in Argentine pesos and have been prepared in accordance with the valuation and disclosure criteria set forth in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), approved, with certain amendments, by the Professional Council in Economic Sciences of the City of Buenos Aires.

2.2. Accounting estimates

The preparation of special financial statements as of a given date requires the Company management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of such date, and the reported amounts of revenues and expenses during the reported period.

The Company management makes estimates to be able to calculate at a given time the recoverable value of assets and the income tax charge. Future actual results may differ from the estimates and assumptions made as of the date of these financial statements.

2.3. Consideration of the effects of inflation

In accordance with generally accepted accounting principles, the financial statements must be restated to reflect the effects of inflation. In a context of monetary stability the nominal currency is used as constant currency.

NOTE 3 – VALUATION CRITERIA

The valuation criteria used by the Company are as follow:

3.1. Cash and banks

Cash and banks have been stated at nominal value.

Free translation from the original prepared in Spanish for publication in Argentina

EMDERSA Holding S.A.

Notes to the Special Financial Statements as of September 30, 2103 (Contd.)

NOTE 3 – VALUATION CRITERIA (Contd.)

3.2. Other receivables

Other current receivables have been valued at nominal value plus interest income accrued at the end of the period, where applicable. The values thus obtained do not differ significantly from those that would have been obtained if those receivables had been valued at the estimated cash price at the time of the transaction plus interest and implicit financing components accrued on the basis of the internal rate of return determined at such opportunity.

3.3. Accounts payable

Accounts payable have been valued at nominal value. The values thus obtained do not differ significantly from those that would have been obtained if those payables had been valued at the estimated cash price at the time of the transaction plus interest and implicit financing components accrued on the basis of the internal rate of return determined at such opportunity.

3.4. Transaction balances and receivables and payables with related parties

The receivables and payables with related parties deriving from financial and other transactions have been valued in accordance with the terms and conditions agreed upon by the parties involved, which do not differ from those usually stipulated in the market.

3.5. Permanent investments

As of September 30, 2013, the remaining interest in EMDERSA has been disclosed within the “Other assets available for sale” account.

The data showing the Company’s direct interest in companies are as follow:

Company	Percentage of Direct interest	Main Business
	09.30.13
Empresa Distribuidora Eléctrica Regional S.A. (EMDERSA)	78.57%	Investment

Free translation from the original prepared in Spanish for publication in Argentina

EMDERSA Holding S.A.

Notes to the Special Financial Statements as of September 30, 2103 (Contd.)

NOTE 3 – VALUATION CRITERIA (Contd.)

3.6. Other assets available for sale

As of September 30, 2013, the Company decided to continue to disclose its remaining interest in Empresa Distribuidora Eléctrica Regional S.A. (EMDERSA) as “Other assets available for sale”, inasmuch as the Company Management is currently taking the necessary steps to dispose of such asset (Note 12).

The remaining interest in EMDERSA has been valued at its estimated net realizable value, discontinuing the application of the equity method.

3.7. Income tax

The Company assesses the income tax charge in accordance with the deferred tax method, thus recognizing the temporary differences between the carrying amount and tax base of assets and liabilities. The main temporary differences arise from specific tax losses. Taking into account the legal regulations in effect as of the date of issuance of these financial statements, deferred tax assets and liabilities have been determined by applying to temporary differences identified and tax losses, the tax rate that is expected to apply at the time of their reversal or use.

Due to the low probability that future taxable profit will be available against which the tax losses can be utilized within the legally established time periods, the Company has not recognized any receivable as deferred tax asset.

3.8. Shareholders’ equity

Capital stock has been stated at nominal value.

Free translation from the original prepared in Spanish for publication in Argentina

EMDERSA Holding S.A.

Notes to the Special Financial Statements as of September 30, 2103 (Contd.)

NOTE 4 – CAPITAL STOCK

The Company’s capital stock as of September 30, 2013 is as follows:

		ApProVED BY
Capital Stock	Nominal value	Body	Date	Date of registration with the Public Registry of Commerce
	$
Subscribed, issued, registered and paid-in	20,000	Articles of incorporation	11.03.11	11.29.11
Subscribed, issued and paid-in	255,867,300	Extraordinary shareholders’ meeting	12.05.11	Registration pending
Subscribed, issued and paid-in	10,221,634	Ordinary shareholders’ meeting	01.18.12	Registration pending
Voluntary capital stock reduction	(98,083,563)	Extraordinary shareholders’ meeting	08.21.12	Registration pending
Voluntary capital stock reduction	(56,108,232)	Extraordinary shareholders’ meeting	12.10.12	Registration pending
Mandatory capital stock reduction	(33,575,142)	Ordinary shareholders’ meeting	04.11.13	Registration pending
Total as of September 30, 2013	78,341,997

The Company’s subscribed and paid-in capital as of September 30, 2013 is comprised of 78,341,997 common, book-entry shares, with a face value of $ 1 each and the right to one vote per share.

On March 8, 2013, AESEBA S.A. transferred to Electricidad Argentina S.A. (EASA) 2,103 common, registered, non-endorsable shares, representing 0.002% of the capital stock and votes. As consideration for the acquisition of the Company’s shares, EASA would pay AESEBA the amount of $ 778.

On September 27, 2013, Electricidad Argentina S.A. (EASA) transferred to EDENOR 1,567 common, registered, non-endorsable shares, representing 0.002% of the capital stock and votes. As consideration for the acquisition of the Company’s shares, EDENOR would pay EASA the amount of $ 778.

The breakdown of shareholders’ equity is as follows:

09.30.13
Detail	$
Capital Stock	78,341,997
Accumulated deficit	(46,787,186)
Total Shareholders’ Equity	31,554,811

Free translation from the original prepared in Spanish for publication in Argentina

EMDERSA Holding S.A.

Notes to the Special Financial Statements as of September 30, 2103 (Contd.)

NOTE 5 – CASH AND BANKS

As of September 30, 2013, the breakdown of this caption was as follows:

09.30.13
$

Banks	155
155

NOTE 6 – ACCOUNTS PAYABLE

As of September 30, 2013, the breakdown of this caption was as follows:

09.30.13
$
Current
Suppliers	28,570
28,570

NOTE 7 – OTHER LIABILITIES

As of September 30, 2013, the breakdown of this caption was as follows:

09.30.13
$
Current
Other	2,897
2,897

NOTE 8 – BORROWINGS

As of September 30, 2013, the breakdown of this caption was as follows:

09.30.13
$
Current
Related parties (Note 9)	1,448,743
1,448,743

Free translation from the original prepared in Spanish for publication in Argentina

EMDERSA Holding S.A.

Notes to the Special Financial Statements as of September 30, 2103 (Contd.)

NOTE 9 – BALANCES AND TRANSACTION WITH RELATED PARTIES

As of September 30, 2013, the breakdown of this caption was as follows:

09.30.13
$
Current borrowings and other liabilities
EDENOR S.A.	1,448,743
1,448,743

NOTE 10 – DUE DATES AND INTEREST RATES OF TEMPORARY INVESTEMENTS, RECEIVABLES AND PAYABLES

As of September 30, 2013, the breakdown of receivables and payables according to their estimated collection or payment terms and the interest rate they accrue was as follows:

	Receivables	Payables
	09.30.13
	$
With no explicit due date	-	1,451,640
To become due
Up to three months	-	28,570
	-	1,480,210

	Receivables	Payables
	09.30.13
	$
Accruing interest at fixed rate	-	1,448,743
Non-interest bearing	-	31,467
	-	1,480,210

Free translation from the original prepared in Spanish for publication in Argentina

EMDERSA Holding S.A.

Notes to the Special Financial Statements as of September 30, 2103 (Contd.)

NOTE 11 – ACCEPTANCE OF THE OFFER FOR THE SALE OF EMDERSA’ SHARES

On September 17, 2013, the Board of Directors of EDENOR, shareholder of the Company, approved the sending to Energía Riojana S.A. (ERSA) and the Government of the Province of La Rioja of an irrevocable offer for: (i) the sale of the indirect stake held by EDENOR in EMDERSA, the parent company of EDELAR, and (ii) the assignment for valuable consideration of certain receivables which EDENOR has with EMDERSA and EDELAR. On October 4, 2013, EDENOR received the acceptance of the Offer by both ERSA, in its capacity as buyer, and the Government of the Province of La Rioja, in its capacity as controlling shareholder of the buyer.

NOTE 12 – OTHER ASSETS AVAILABLE FOR SALE

As of September 30, 2013, the indirect interest in EDELAR has been classified as “Other assets available for sale”, within current assets and valued at its estimated net realizable value (Note 11).

NOTE 13 – RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

In accordance with the Argentine Business Organizations Law and the By-laws, 5% of the profit for the year, plus (less) prior year adjustments, must be allocated to the Legal Reserve until it equals 20% of the adjusted capital.

NOTE 14 – SPECIAL FINANCIAL STATEMENTS TRANSLATION INTO ENGLISH LANGUAGE

These special financial statements are the English translation of those originally prepared by the Company in Spanish and presented in accordance with accounting principles generally accepted in Argentina. The effects of the differences between the accounting principles generally accepted in Argentina and the accounting principles generally accepted in the countries in which the financial statements are to be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present the financial position, statements of comprehensive income, changes in equity or cash flows in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

Free translation from the original prepared in Spanish for publication in Argentina

AUDITORS’ REPORT

To the Shareholders, President and Directors of

EMDERSA Holding S.A.

Legal domicile: Av. del Libertador 6363 – 12th Floor – City of Buenos Aires

Tax Code Number: 30-71212815-8

1.         We have audited the special balance sheet of EMDERSA Holding S.A. as of September 30, 2013, and the complementary notes 1 through 14. The preparation and issuance of these special financial statements are the responsibility of the Company. Our responsibility is to express an opinion on the financial statements, based on the audit performed.

2.         We conducted the audits in accordance with auditing standards generally accepted in Argentina. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements and to form an opinion on the reasonableness of the relevant information included in the financial statements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and the significant estimates made by management as well as evaluating the overall financial statement presentation.  We believe that the audits performed provide a reasonable basis for our opinion.

3.         As explained in Note 1 to special financial statements, they have been prepared to be submitted for the consideration of the Shareholders Extraordinary Meeting due to the Company’s merger.

4.         Due to the special nature of these special financial statements, as explained in Note 2.1 to the special financial statements, they do not include the statement of income, changes in its shareholder's equity, cash flows , the presentation of comparative figures, certain supplementary information, and certain disclosure aspects required under current accounting standards in the City of Buenos Aires. In consequence, the special financial statements may not be used for a purpose other than that mentioned in Note 1 to the special financial statements and in item 3 of this report.

5.         In our opinion, the special financial statements of EMDERSA Holding S.A, except for departure from current accounting standards disclosed in point 4 of this report present fairly, in all material aspects its financial position at September 30, 2013 in accordance with the accounting standards in force in the City of Buenos Aires.

Free translation from the original prepared in Spanish for publication in Argentina

6.         In compliance with current regulations we report that:

a)     the financial statements of EMDERSA Holding S.A. agree with the accounting records which have been kept, in all formal aspects, in conformity with current legal regulations;

b)     at September 30, 2013, there is no liability accrued in favor of the Argentine Integrated Social Security System in accordance with the Company’s accounting records;

c)      we have applied the procedures on money laundering and terrorism financing prevention contemplated in the corresponding professional standards issued by the Professional Council in Economic Sciences of the City of Buenos Aires.

Buenos Aires, November 20, 2013

PRICE WATERHOUSE & CO. S.R.L. (Partner)

Gustavo A. Vidan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: December 18, 2013